FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	April	, 2007.

CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________

SIGNATURES
CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)
Date April 24, 2007	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following material is included.
1.  CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2007

CONSOLIDATED RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2007
April 24, 2007
CONSOLIDATED RESULTS

	(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Three months	Three months			Three months	Year ending
	ended	ended	Change(%)		ended	December 31,	Change(%)
	March 31, 2007	March 31, 2006			March 31, 2007	2007
	(Unaudited)	(Unaudited)			(Unaudited)

Net sales	¥1,039,793	¥923,272	+	12.6	$8,811,805	¥4,540,000	+	9.2
Operating profit	207,403	170,135	+	21.9	1,757,653	790,000	+	11.7
Income before income taxes and minority interests	207,844	169,591	+	22.6	1,761,390	800,000	+	11.2
Net income	¥131,250	¥108,269	+	21.2	$1,112,288	¥505,000	+	10.9

Net income per share:
- Basic	¥99.28	¥81.32	+	22.1	$0.84	¥388.32	+	13.6
- Diluted	99.25	81.28	+	22.1	0.84	—		—

	Actual
	As of	As of			As of
	March 31,	December 31,	Change(%)		March 31,
	2007	2006			2007
	(Unaudited)				(Unaudited)

Total assets	¥4,307,815	¥4,521,915	–	4.7	$36,506,907

Stockholders’ equity	¥2,901,811	¥2,986,606	–	2.8	$24,591,619

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY118 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 30, 2007, solely for the convenience of the reader.
	3.	Canon made a three-for-two stock split on July 1, 2006, all per share information has been adjusted to reflect the stcok split.

Canon Inc. Headquarter office	30-2, Shimomaruko 3-chome, Ohta-ku Tokyo 146-8501, Japan Phone: +81-3-3758-2111

Operating Results and Financial Conditions
2007 First Quarter in Review
Looking back at the global economy in the first quarter of 2007, economic expansion was fairly steady despite brief concern over the economic impact of such factors as the global downturn in stock prices. The U.S. economy continued to display growth, supported by healthy employment conditions and healthy consumer spending, despite a decrease in housing investment and a moderate slowdown in corporate capital investment. In Europe, while exports appeared somewhat sluggish due to the appreciation of the euro, the region indicated a trend toward moderate recovery as domestic demand expanded in major European countries, boosted by such factors as increased consumer spending owing to improvements in the employment environment. Within Asia, the Chinese economy maintained a high growth rate while other economies in the region also enjoyed generally favorable conditions. In Japan, the economy maintained a trend toward recovery thanks to such factors as increased capital spending fueled by strong corporate performances and gradual improvements in consumer spending.
As for the markets in which the Canon Group operates, within the camera segment demand for digital single-lens-reflex (SLR) cameras and compact digital cameras continued to realize healthy growth during the quarter. Within the office imaging product market, demand for network digital multifunction devices (MFDs) remained solid amid the shift in all regions toward color models and advanced functionality. In the computer peripherals segment, which includes printers, while demand for laser beam printers grew for both color and monochrome models, and demand for inkjet printers shifted from single-function to all-in-one models, multifunctional models in particular suffered amid severe price competition. In the optical equipment segment, while demand for steppers, used in the production of semiconductors, indicated a moderate recovery, the market for projection aligners, which are used to produce liquid crystal display (LCD) panels, declined due to restrained investment by LCD manufacturers. The average value of the yen for the quarter was ¥119.33 to the U.S. dollar and ¥156.45 to the euro, representing a year-on-year decrease of about 2% against the U.S. dollar, and about 11% against the euro.
Amid these conditions, Canon’s consolidated net sales for the first three months of the year totaled ¥1,039.8 billion (U.S.$8,812 million), a year-on-year increase of 12.6%, marking the first time that first-quarter sales have surpassed ¥1,000.0 billion. A significant rise in sales of digital cameras, color network MFDs and printers contributed to this growth, along with the depreciation of the yen. The gross profit ratio for the quarter recorded a quarterly high of 51.3%, a year-on-year increase of 0.6 points. The improved gross profit ratio was mainly the result of such factors as suppressing price decline through the launch of new products and cost-reduction efforts realized through ongoing production-reform and procurement-reform activities, and the in-house production of key components, which absorbed the negative effects of severe price competition in the consumer product market. Owing to the increase in sales and the improved gross profit ratio, first-quarter gross profit rose by 13.9% to ¥533.7 billion (U.S.$4,523 million). As for operating expenses, while first-quarter R&D expenses grew by ¥5.8 billion (U.S.$49 million) from ¥67.1 billion for the year-ago period to ¥72.9 billion (U.S.$618 million), the rate of increase in selling, general and administrative expenses was less than the growth rate of net sales. Consequently, operating profit in the first quarter totaled ¥207.4 billion (U.S.$1,758 million), a substantial year-on-year increase of 21.9%. Other income (deductions) improved by ¥1.0 billion (U.S.$8 million), despite an increase in currency exchange losses on foreign-currency-denominated trade receivables, mainly due to an increase in interest income accompanying the rise in the interest rate. As a result, income before income taxes and minority interests in the first quarter totaled ¥207.8 billion (U.S.$1,761 million), a year-on-year increase of 22.6%, while first-quarter net income recorded an all-time quarterly high of ¥131.3 billion (U.S.$1,112 million), a year-on-year increase of 21.2%.
Basic net income per share for the quarter was ¥99.28 (U.S.$0.84), a year-on-year increase of ¥17.96 (U.S.$0.15). (Note: The basic net income per share calculation for 2006 has been adjusted to reflect the stock split executed in July 2006.)

Results by Product Segment
In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, indicates a shift toward color models in both domestic and overseas markets. Additionally, among color network digital MFDs, the iR C2880 series and the newly introduced iR C3880 series continued to sell well. Among monochrome network digital MFDs, such models as the iR3025 series and the iR5075 series contributed to expanded sales. Overall, sales of office imaging products for the quarter realized a year-on-year increase of 6.7%. In the field of computer peripherals, laser beam printers enjoyed year-on-year unit sales growth of more than 60% with both color and monochrome low-end models in particular selling well. In addition, consumables also recorded healthy sales growth, contributing to an increase of 24.2% in value terms for the segment. For inkjet printers, despite a decline in unit sales for single-function models, sales in value terms increased by 12.2% thanks to such factors as a significant increase in unit sales of multifunction models, such as the PIXMA MP600, and favorable sales growth for consumables. As a result, sales of computer peripherals for the year realized a year-on-year increase of 20.9%. Sales of business information products, however, decreased by 4.1% due to a decrease in sales of personal computers in the Japanese market. Collectively, sales of business machines for the quarter totaled ¥715.4 billion (U.S.$6,063 million), a year-on-year increase of 13.3%. Operating profit for the quarter totaled ¥176.5 billion (U.S.$1,496 million), a year-on-year increase of 16.0%, made possible by such factors as an increase in gross profit accompanying the sales growth along with restrained expense spending.
Within the camera segment, demand for digital SLR cameras fueled growth, with the EOS DIGITAL REBEL XTi model, launched in September 2006, selling particularly well which, in turn, led to expanded sales of interchangeable lenses for SLR cameras. Sales of compact digital cameras also continued to expand steadily with healthy demand for the PowerShot SD800 IS model launched in October 2006, which features the DIGIC III image processor. The company strengthened its lineup of compact digital cameras with 6 new models in 2007, including two stylish ELPH-series models and four PowerShot-series models that cater to a diverse range of shooting styles. In the field of digital video camcorders, the company introduced the consumer-market HDV-model HV20, equipped with Canon’s HD CMOS sensor, which, along with MiniDV and DVD models, fills out the company’s digital camcorder lineup. As a result, overall camera sales for the first quarter increased by 15.8% from the year-ago period to ¥222.4 billion (U.S.$1,885 million). The gross profit ratio for the camera segment also rose substantially, boosted by such factors as suppressing price decline through strong sales of high value-added products, including newly introduced products, and cost-reduction efforts realized through production-reform and procurement-reform activities. As a result, operating profit for the camera segment increased by 37.4% year on year to ¥60.5 billion (U.S.$513 million).
In the optical and other products segment, while sales of aligners decreased substantially due to restrained investment by LCD manufacturers, steppers enjoyed steady demand as the industry enters a recovery phase. As a result, sales for the segment totaled ¥102.0 billion (U.S.$864 million), a year-on-year increase of 1.9%. Operating profit for the segment grew by 23.9% year on year to ¥18.0 billion (U.S.$152 million).
Cash Flow
In the first quarter of 2007, Canon generated cash flow from operating activities of ¥152.8 billion (U.S.$1,295 million), a year-on-year increase of ¥37.9 billion (U.S.$321 million), reflecting the substantial growth in net income. Cash flow from investing activities totaled ¥124.2 billion (U.S.$1,052 million), due to such factor as a ¥118.9 billion (U.S.$1,008 million) capital expenditure that was used mainly to expand production capabilities. As a result, free cash flow totaled ¥28.6 billion (U.S.$243 million), representing a ¥37.8 billion (U.S.$320 million) improvement from negative ¥9.2 billion for the year-ago period.
Cash flow from financing activities recorded an outlay of ¥269.6 billion (U.S.$2,285 million), mainly resulting from the dividend payout of ¥66.6 billion (U.S.$564 million), an increase of ¥6.7 billion (U.S.$57 million) compared with the previous year, and the ¥200.0 billion (U.S.$1,695 million) purchase of treasury stock in accordance with the company’s basic policy regarding profit distribution. Consequently, cash and cash equivalents, which totaled ¥915.0 billion (U.S.$7,754 million), although representing a ¥240.7 billion (U.S.$2,039 million) decrease from the end of the previous year, remained at a high level.

Outlook
As for the global economic outlook in the second quarter and thereafter, although uncertainty surrounds such factors as the future direction of crude-oil and raw-material prices and a slowdown in the U.S. economy, the global economy is expected to continue growing steadily.
In the businesses in which Canon is involved, demand for both compact digital cameras and digital SLR cameras is expected to continue enjoying robust growth. As for network digital MFDs and laser beam printers, while additional demand is projected for full-color models, severe price competition and shifting demand toward lower-priced models are expected to continue. Within the semiconductor-production equipment market, while gradually increasing orders from chip manufacturers indicates a trend toward moderate recovery, demand for projection aligners used in the production of LCD panels is expected to remain sluggish due to restrained investment by LCD manufacturers.

The company has revised upward its forecasts for the 2007 fiscal year and now anticipates consolidated net sales of ¥4,540.0 billion (U.S.$38,475 million), consolidated income before income taxes and minority interests of ¥800.0 billion (U.S.$6,780 million), and consolidated net income of ¥505.0 billion (U.S.$4,280 million). The company also projects non-consolidated net sales of ¥2,955.0 billion (U.S.$25,042 million), non-consolidated ordinary profit of ¥575.0 billion (U.S.$4,873 million), and non-consolidated net income of ¥377.0 billion (U.S.$3,195 million). Although uncertainty over such factors as future interest rates in major countries make it difficult to predict the direction of currency exchange rates, significant changes in rates are not anticipated. These forecasts assume currency exchange rates of ¥117 to the U.S. dollar and ¥155 to the euro, representing the same level against the U.S. dollar compared with the previous year, and an approximately 6% depreciation of the yen against the euro.

Consolidated Outlook
1st Half

	Millions of yen

	Six months ending		Change	Six months ended	Change (%)
	June 30, 2007			June 30, 2006
	Previous Outlook (A)	Revised Outlook (B)	(B – A)	Results (C)	(B – C) / C

Net sales	¥2,100,000	¥2,160,000	¥60,000	¥1,952,255	+	10.6%
Income before income taxes and minority interests	375,000	400,000	25,000	341,045	+	17.3%
Net income	238,300	250,000	11,700	214,174	+	16.7%

Fiscal year

	Millions of yen

	Year ending		Change	Year ended	Change (%)
	December 31, 2007			December 31, 2006
	Previous Outlook (A)	Revised Outlook (B)	(B – A)	Results (C)	(B – C) / C

Net sales	¥4,450,000	¥4,540,000	¥90,000	¥4,156,759	+	9.2%
Income before income taxes and minority interests	775,000	800,000	25,000	719,143	+	11.2%
Net income	495,000	505,000	10,000	455,325	+	10.9%

Non-consolidated Outlook
1st Half

	Millions of yen

	Six months ending		Change	Six months ended	Change (%)
	June 30, 2007			June 30, 2006
	Previous Outlook (A)	Revised Outlook (B)	(B – A)	Results (C)	(B – C) / C

Net sales	¥1,355,000	¥1,370,000	¥15,000	¥1,266,000	+	8.2%
Ordinary profit	265,000	287,000	22,000	246,101	+	16.6%
Net income	175,000	189,000	14,000	155,548	+	21.5%

Fiscal year

	Millions of yen

	Year ending		Change	Year ended	Change (%)
	December 31, 2007			December 31, 2006
	Previous Outlook (A)	Revised Outlook (B)	(B – A)	Results (C)	(B – C) / C

Net sales	¥2,930,000	¥2,955,000	¥25,000	¥2,729,657	+	8.3%
Ordinary profit	565,000	575,000	10,000	523,996	+	9.7%
Net income	370,000	377,000	7,000	337,520	+	11.7%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
1.  CONSOLIDATED STATEMENTS OF INCOME

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	March 31, 2007	March 31, 2006			March 31, 2007
	(Unaudited)	(Unaudited)			(Unaudited)

Net sales	¥1,039,793	¥923,272	+	12.6	$8,811,805
Cost of sales	506,116	454,754			4,289,119

Gross profit	533,677	468,518	+	13.9	4,522,686
Operating expenses:
Selling, general and administrative expenses	253,344	231,233			2,146,982
Research and development expenses	72,930	67,150			618,051

	326,274	298,383			2,765,033

Operating profit	207,403	170,135	+	21.9	1,757,653
Other income (deductions):
Interest and dividend income	8,255	4,988			69,958
Interest expense	(393)	(381)			(3,331)
Other, net	(7,421)	(5,151)			(62,890)

	441	(544)			3,737

Income before income taxes and minority interests	207,844	169,591	+	22.6	1,761,390
Income taxes	72,547	57,829			614,805

Income before minority interests	135,297	111,762			1,146,585
Minority interests	4,047	3,493			34,297

Net income	¥131,250	¥108,269	+	21.2	$1,112,288

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments and change in pension liability adjustments. Comprehensive income for the three months ended March 31, 2007 and 2006 were JPY184,096 million (U.S.$1,560,136 thousand) and JPY114,057 million, respectively.
2.  DETAILS OF SALES
Sales by product

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	March 31, 2007	March 31, 2006			March 31, 2007
	(Unaudited)	(Unaudited)			(Unaudited)

Business machines:
Office imaging products	¥305,562	¥286,488	+	6.7	$2,589,508
Computer peripherals	383,097	316,796	+	20.9	3,246,585
Business information products	26,732	27,869	–	4.1	226,543

	715,391	631,153	+	13.3	6,062,636
Cameras	222,443	192,061	+	15.8	1,885,110
Optical and other products	101,959	100,058	+	1.9	864,059

Total	¥1,039,793	¥923,272	+	12.6	$8,811,805

Sales by region

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	March 31, 2007	March 31, 2006			March 31, 2007
	(Unaudited)	(Unaudited)			(Unaudited)

Japan	¥232,459	¥213,694	+	8.8	$1,969,992
Overseas:
Americas	306,624	285,067	+	7.6	2,598,508
Europe	337,791	281,621	+	19.9	2,862,636
Other areas	162,919	142,890	+	14.0	1,380,669

	807,334	709,578	+	13.8	6,841,813

Total	¥1,039,793	¥923,272	+	12.6	$8,811,805

Notes:	1.	The primary products included in each of the product segments are as follows:
Business machines:
Office imaging products: Office network digital multifunction devices (MFDs) / Color network digital MFDs / Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
Computer peripherals: Laser beam printers / Inkjet multifunction peripherals / Single function inkjet printers / Image scanners / etc.
Business information products: Computer information systems / Document scanners / Personal information products / etc.
Cameras: Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders / etc.
Optical and other products: Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Large format printers / Components / etc.

2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3.  SEGMENT INFORMATION BY PRODUCT

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	March 31, 2007	March 31, 2006			March 31, 2007
	(Unaudited)	(Unaudited)			(Unaudited)

Business Machines
Net sales:
Unaffiliated customers	¥715,391	¥631,153	+	13.3	$6,062,636
Intersegment	—	—		—	—

Total	715,391	631,153	+	13.3	6,062,636

Operating cost and expenses	538,880	478,985	+	12.5	4,566,780

Operating profit	176,511	152,168	+	16.0	1,495,856

Cameras
Net sales:
Unaffiliated customers	¥222,443	¥192,061	+	15.8	$1,885,110
Intersegment	—	—		—	—

Total	222,443	192,061	+	15.8	1,885,110

Operating cost and expenses	161,913	148,022	+	9.4	1,372,144

Operating profit	60,530	44,039	+	37.4	512,966

Optical and other products
Net sales:
Unaffiliated customers	¥101,959	¥100,058	+	1.9	$864,059
Intersegment	51,659	41,397	+	24.8	437,788

Total	153,618	141,455	+	8.6	1,301,847

Operating cost and expenses	135,626	126,929	+	6.9	1,149,372

Operating profit	17,992	14,526	+	23.9	152,475

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(51,659)	(41,397)		—	(437,788)

Total	(51,659)	(41,397)		—	(437,788)

Operating cost and expenses	(4,029)	(799)		—	(34,144)

Operating profit	(47,630)	(40,598)		—	(403,644)

Consolidated
Net sales:
Unaffiliated customers	¥1,039,793	¥923,272	+	12.6	$8,811,805
Intersegment	—	—		—	—

Total	1,039,793	923,272	+	12.6	8,811,805

Operating cost and expenses	832,390	753,137	+	10.5	7,054,152

Operating profit	207,403	170,135	+	21.9	1,757,653

Note:	General corporate expenses of JPY47,630 million (U.S.$403,644 thousand) and JPY40,510 million in the three months ended March 31, 2007 and 2006, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4.  CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	March 31,	December 31,	Change	March 31,
	2007	2006		2007
	(Unaudited)			(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	¥914,972	¥1,155,626	¥(240,654)	$7,754,000
Time deposits	44,000	41,953	2,047	372,881
Marketable securities	10,371	10,445	(74)	87,890
Trade receivables, net	682,293	761,947	(79,654)	5,782,144
Inventories	555,284	539,057	16,227	4,705,797
Prepaid expenses and other current assets	276,551	273,321	3,230	2,343,652

Total current assets	2,483,471	2,782,349	(298,878)	21,046,364
Noncurrent receivables	13,751	14,335	(584)	116,534
Investments	110,163	110,418	(255)	933,585
Property, plant and equipment, net	1,314,778	1,266,425	48,353	11,142,186
Other assets	385,652	348,388	37,264	3,268,238

Total assets	¥4,307,815	¥4,521,915	¥(214,100)	$36,506,907

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long- term debt	¥15,008	¥15,362	¥(354)	$127,186
Trade payables	487,931	493,058	(5,127)	4,135,008
Income taxes	79,551	133,745	(54,194)	674,161
Accrued expenses	289,686	303,353	(13,667)	2,454,966
Other current liabilities	193,558	217,789	(24,231)	1,640,323

Total current liabilities	1,065,734	1,163,307	(97,573)	9,031,644
Long-term debt, excluding current installments	15,829	15,789	40	134,144
Accrued pension and severance cost	47,167	83,876	(36,709)	399,720
Other noncurrent liabilities	58,851	55,536	3,315	498,738

Total liabilities	1,187,581	1,318,508	(130,927)	10,064,246

Minority interests	218,423	216,801	1,622	1,851,042
Stockholders’ equity:
Common stock	174,603	174,603	—	1,479,686
Additional paid-in capital	403,509	403,510	(1)	3,419,568
Legal reserve	45,280	43,600	1,680	383,729
Retained earnings	2,428,831	2,368,047	60,784	20,583,314
Accumulated other comprehensive income (loss)	55,564	2,718	52,846	470,881
Treasury stock	(205,976)	(5,872)	(200,104)	(1,745,559)

Total stockholders’ equity	2,901,811	2,986,606	(84,795)	24,591,619

Total liabilities and stockholders’ equity	¥4,307,815	¥4,521,915	¥(214,100)	$36,506,907

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	March 31,	December 31,		March 31,
	2007	2006		2007
	(Unaudited)			(Unaudited)
Allowance for doubtful receivables	¥13,643	¥13,849		$115,619
Accumulated depreciation	1,422,084	1,382,944		12,051,559
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	22,731	22,858		192,636
Net unrealized gains (losses) on securities	5,856	8,065		49,627
Net gains (losses) on derivative financial instruments	611	(1,663)		5,178
Pension liability adjustments	26,366	(26,542)		223,440

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5.  CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Millions of yen
	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

Balance at December 31, 2006	¥174,603	¥403,510	¥43,600	¥2,368,047	¥2,718	¥(5,872)	¥2,986,606

Cumulative effect of a change in accounting principle — adoption of EITF 06-2, net of tax				(2,204)			(2,204)

Capital transaction by consolidated subsidiaries		(4)					(4)
Cash dividends				(66,582)			(66,582)
Transfers to legal reserve			1,680	(1,680)			—

Comprehensive income
Net income				131,250			131,250
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(127)		(127)
Net unrealized gains and losses on securities					(2,209)		(2,209)
Net gains and losses on derivative instruments					2,274		2,274
Pension liablity adjustments					52,908		52,908

Total comprehensive income							184,096

Repurchase of treasury stock, net		3				(200,104)	(200,101)

Balance at March 31, 2007	¥174,603	¥403,509	¥45,280	¥2,428,831	¥55,564	¥(205,976)	¥2,901,811

Balance at December 31, 2005	¥174,438	¥403,246	¥42,331	¥2,018,289	¥(28,212)	¥(5,410)	¥2,604,682

Conversion of convertible debt and other	8	12					20
Cash dividends				(59,912)			(59,912)
Transfers to legal reserve			858	(858)			—

Comprehensive income
Net income				108,269			108,269
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					3,796		3,796
Net unrealized gains and losses on securities					1,137		1,137
Net gains and losses on derivative instruments					855		855

Total comprehensive income							114,057

Repurchase of treasury stock, net						(37)	(37)

Balance at March 31, 2006	¥174,446	¥403,258	¥43,189	¥2,065,788	¥(22,424)	¥(5,447)	¥2,658,810

Thousands of U.S. dollars

Balance at December 31, 2006	$1,479,686	$3,419,577	$369,492	$20,068,195	$23,033	$(49,762)	$25,310,221

Cumulative effect of a change in accounting principle — adoption of EITF 06-2, net of tax				(18,678)			(18,678)

Capital transaction by consolidated subsidiaries		(34)					(34)
Cash dividends				(564,254)			(564,254)
Transfers to legal reserve			14,237	(14,237)			—

Comprehensive income
Net income				1,112,288			1,112,288
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(1,076)		(1,076)
Net unrealized gains and losses on securities					(18,720)		(18,720)
Net gains and losses on derivative instruments					19,271		19,271
Pension liablity adjustments					448,373		448,373

Total comprehensive income							1,560,136

Repurchase of treasury stock, net		25				(1,695,797)	(1,695,772)

Balance at March 31, 2007	$1,479,686	$3,419,568	$383,729	$20,583,314	$470,881	$(1,745,559)	$24,591,619

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6.  CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of yen		U.S. dollars
	Three months	Three months	Three months
	ended	ended	ended
	March 31, 2007	March 31, 2006	March 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	¥131,250	¥108,269	$1,112,288
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,433	53,331	546,042
Loss on disposal of property, plant and equipment	1,338	5,311	11,339
Deferred income taxes	(528)	1,047	(4,475)
Decrease in trade receivables	82,451	85,512	698,737
Increase in inventories	(29,776)	(31,396)	(252,339)
Decrease in trade payables	(2,999)	(22,503)	(25,415)
Decrease in income taxes	(54,284)	(47,569)	(460,034)
Decrease in accrued expenses	(18,579)	(2,833)	(157,449)
Decrease in accrued pension and severance cost	(4,209)	(7,523)	(35,669)
Other, net	(16,287)	(26,747)	(138,025)

Net cash provided by operating activities	152,810	114,899	1,295,000

Cash flows from investing activities:
Purchases of fixed assets	(118,912)	(109,829)	(1,007,729)
Proceeds from sale of fixed assets	1,546	4,557	13,102
Purchases of available-for-sale securities	(1,744)	(5,255)	(14,780)
Proceeds from sale of available-for-sale securities	1,069	1,004	9,059
Increase in time deposits	(2,241)	(2,393)	(18,992)
Acquisitions of subsidiaries, net of cash acquired	(3,082)	(885)	(26,119)
Purchases of other investments	(1,474)	(6,556)	(12,491)
Other, net	645	(4,702)	5,467

Net cash used in investing activities	(124,193)	(124,059)	(1,052,483)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	742	555	6,288
Repayments of long-term debt	(1,462)	(2,120)	(12,390)
Increase (decrease) in short-term loans	86	(68)	729
Dividends paid	(66,582)	(59,912)	(564,254)
Purchases of treasury stock, net	(200,101)	(37)	(1,695,771)
Other, net	(2,277)	5,148	(19,297)

Net cash used in financing activities	(269,594)	(56,434)	(2,284,695)

Effect of exchange rate changes on cash and cash equivalents	323	(1,992)	2,737

Net decrease in cash and cash equivalents	(240,654)	(67,586)	(2,039,441)
Cash and cash equivalents at beginning of period	1,155,626	1,004,953	9,793,441

Cash and cash equivalents at end of period	¥914,972	¥937,367	$7,754,000

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1)  NUMBER OF GROUP COMPANIES

	March 31, 2007	December 31, 2006	Change
Subsidiaries	221	219	2
Affiliates	20	14	6

Total	241	233	8

CHANGES IN GROUP OF ENTITIES

Subsidiaries
Addition:	3 companies
Removal:	1 company

Affiliates (Carried at Equity Basis)
Addition:	6 companies
(2)  SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. generally accepted accounting principles, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”
8.  OTHER
We have engaged Ernst & Young ShinNihon to perform a review of the consolidated statements of income, the consolidated balance sheets, the consolidated statements of the stockholders’ equity and the consolidated statements of cash flows as of and for the three months ended March 31, 2007. This review engagement was partially performed in accordance with Statement of Auditing Standards No.100, “Interim Financial Information” (“SAS 100”), established by the American Institute of Certified Public Accountants, and the consolidated interim financial information does not include certain disclosures, such as notes to financial statements, compared with that required under U.S. generally accepted accounting principles and by the United States Securities and Exchange Commission.

Canon Inc.
April 24, 2007
CONSOLIDATED FINANCIAL RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2007
SUPPLEMENTARY REPORT

PAGE
1.	SALES BY REGION AND PRODUCT	S 1
2.	SEGMENT INFORMATION BY PRODUCT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	SALES COMPOSITION BY PRODUCT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	P&L SUMMARY (2nd Quarter 2007/Projection)	S 4
7.	PROFITABILITY	S 4
8.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
9.	STATEMENTS OF CASH FLOWS	S 4
10.	R&D EXPENDITURE	S 5
11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S 5
12.	INVENTORIES	S 5
13.	DEBT RATIO	S 5
14.	OVERSEAS PRODUCTION RATIO	S 5
15.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY REGION AND PRODUCT								(Millions of yen)
	2007			2006			Change year over year
	1st quarter	2nd quarter (P)	Year (P)	1st quarter	2nd quarter	Year	1st quarter	2nd quarter	Year

Japan
Business machines	146,863	—	—	147,297	154,477	619,713	–0.3%	—	—
Office imaging products	90,647	—	—	90,216	88,639	359,935	+0.5%	—	—
Computer peripherals	39,002	—	—	37,954	48,846	190,981	+2.8%	—	—
Business information products	17,214	—	—	19,127	16,992	68,797	–10.0%	—	—

Cameras	39,644	—	—	27,798	36,876	139,625	+42.6%	—	—

Optical and other products	45,952	—	—	38,599	41,251	172,952	+19.0%	—	—

Total	232,459	246,441	996,600	213,694	232,604	932,290	+8.8%	+5.9%	+6.9%

Overseas
Business machines	568,528	—	—	483,856	500,966	2,071,374	+17.5%	—	—
Office imaging products	214,915	—	—	196,272	210,310	825,990	+9.5%	—	—
Computer peripherals	344,095	—	—	278,842	281,021	1,207,427	+23.4%	—	—
Business information products	9,518	—	—	8,742	9,635	37,957	+8.9%	—	—

Cameras	182,799	—	—	164,263	231,348	902,240	+11.3%	—	—

Optical and other products	56,007	—	—	61,459	64,065	250,855	–8.9%	—	—

Total	807,334	873,766	3,543,400	709,578	796,379	3,224,469	+13.8%	+9.7%	+9.9%

Americas
Business machines	227,770	—	—	207,570	206,847	865,697	+9.7%	—	—
Office imaging products	91,115	—	—	87,979	91,741	361,328	+3.6%	—	—
Computer peripherals	132,255	—	—	115,138	110,118	484,624	+14.9%	—	—
Business information products	4,400	—	—	4,453	4,988	19,745	–1.2%	—	—

Cameras	64,143	—	—	64,672	88,816	362,104	–0.8%	—	—

Optical and other products	14,711	—	—	12,825	13,743	55,845	+14.7%		—

Total	306,624	327,276	1,340,400	285,067	309,406	1,283,646	+7.6%	+5.8%	+4.4%

Europe
Business machines	256,823	—	—	208,852	222,929	916,108	+23.0%	—	—
Office imaging products	98,957	—	—	86,223	94,483	369,709	+14.8%	—	—
Computer peripherals	153,593	—	—	119,009	124,586	531,224	+29.1%	—	—
Business information products	4,273	—	—	3,620	3,860	15,175	+18.0%	—	—

Cameras	70,992	—	—	64,647	98,361	362,670	+9.8%	—	—

Optical and other products	9,976	—	—	8,122	8,032	35,527	+22.8%	—	—

Total	337,791	381,909	1,511,600	281,621	329,322	1,314,305	+19.9%	+16.0%	+15.0%

Other areas
Business machines	83,935	—	—	67,434	71,190	289,569	+24.5%	—	—
Office imaging products	24,843	—	—	22,070	24,086	94,953	+12.6%	—	—
Computer peripherals	58,247	—	—	44,695	46,317	191,579	+30.3%	—	—
Business information products	845	—	—	669	787	3,037	+26.3%	—	—

Cameras	47,664	—	—	34,944	44,171	177,466	+36.4%	—	—

Optical and other products	31,320	—	—	40,512	42,290	159,483	–22.7%	—	—

Total	162,919	164,581	691,400	142,890	157,651	626,518	+14.0%	+4.4%	+10.4%

Total
Business machines	715,391	722,809	2,955,700	631,153	655,443	2,691,087	+13.3%	+10.3%	+9.8%
Office imaging products	305,562	328,938	1,302,600	286,488	298,949	1,185,925	+6.7%	+10.0%	+9.8%
Computer peripherals	383,097	366,603	1,541,700	316,796	329,867	1,398,408	+20.9%	+11.1%	+10.2%
Business information products	26,732	27,268	111,400	27,869	26,627	106,754	–4.1%	+2.4%	+4.4%

Cameras	222,443	291,957	1,142,600	192,061	268,224	1,041,865	+15.8%	+8.8%	+9.7%

Optical and other products	101,959	105,441	441,700	100,058	105,316	423,807	+1.9%	+0.1%	+4.2%

Total	1,039,793	1,120,207	4,540,000	923,272	1,028,983	4,156,759	+12.6%	+8.9%	+9.2%

(P)=Projection

*	With regard to projected net sales, due to the difficulty involved in providing detailed breakdowns by product within each region,

Canon discloses projected net sales totals by product segment and by region.

-S1-

Canon Inc.

2. SEGMENT INFORMATION BY PRODUCT								(Millions of yen)
	2007			2006			Change year over year
	1st quarter	2nd quarter (P)	Year (P)	1st quarter	2nd quarter	Year	1st quarter	2nd quarter	Year

Business machines
Unaffiliated customers	715,391	722,809	2,955,700	631,153	655,443	2,691,087	+13.3%	+10.3%	+9.8%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	715,391	722,809	2,955,700	631,153	655,443	2,691,087	+13.3%	+10.3%	+9.8%

Operating profit	176,511	162,089	677,800	152,168	142,397	599,229	+16.0%	+13.8%	+13.1%
% of sales	24.7%	22.4%	22.9%	24.1%	21.7%	22.3%	—	—	—

Cameras
Unaffiliated customers	222,443	291,957	1,142,600	192,061	268,224	1,041,865	+15.8%	+8.8%	+9.7%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	222,443	291,957	1,142,600	192,061	268,224	1,041,865	+15.8%	+8.8%	+9.7%

Operating profit	60,530	72,670	299,900	44,039	64,697	268,738	+37.4%	+12.3%	+11.6%
% of sales	27.2%	24.9%	26.2%	22.9%	24.1%	25.8%	—	—	—

Optical and other products
Unaffiliated customers	101,959	105,441	441,700	100,058	105,316	423,807	+1.9%	+0.1%	+4.2%
Intersegment	51,659	50,541	201,800	41,397	47,309	190,687	+24.8%	+6.8%	+5.8%

Total sales	153,618	155,982	643,500	141,455	152,625	614,494	+8.6%	+2.2%	+4.7%

Operating profit	17,992	8,208	48,300	14,526	8,669	41,475	+23.9%	–5.3%	+16.5%
% of sales	11.7%	5.3%	7.5%	10.3%	5.7%	6.7%	—	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—
Intersegment	–51,659	–50,541	–201,800	–41,397	–47,309	–190,687	—	—	—

Total sales	–51,659	–50,541	–201,800	–41,397	–47,309	–190,687	—	—	—

Operating profit	–47,630	–58,370	–236,000	–40,598	–47,421	–202,409	—	—	—

Consolidated
Unaffiliated customers	1,039,793	1,120,207	4,540,000	923,272	1,028,983	4,156,759	+12.6%	+8.9%	+9.2%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	1,039,793	1,120,207	4,540,000	923,272	1,028,983	4,156,759	+12.6%	+8.9%	+9.2%

Operating profit	207,403	184,597	790,000	170,135	168,342	707,033	+21.9%	+9.7%	+11.7%
% of sales	19.9%	16.5%	17.4%	18.4%	16.4%	17.0%	—	—	—

(P)=Projection

3. OTHER INCOME / DEDUCTIONS								(Millions of yen)
	2007			2006			Change year over year
	1st quarter	2nd quarter (P)	Year (P)	1st quarter	2nd quarter	Year	1st quarter	2nd quarter	Year
Interest and dividend, net	7,862	7,338	29,700	4,607	5,911	24,963	+3,255	+1,427	+4,737
Forex gain / loss	–10,917	–6,083	–32,300	–8,084	–6,555	–25,804	–2,833	+472	–6,496
Equity earnings / loss of affiliated companies	2,654	2,046	7,400	1,541	553	4,237	+1,113	+1,493	+3,163
Other, net	842	4,258	5,200	1,392	3,203	8,714	–550	+1,055	–3,514

Total	441	7,559	10,000	–544	3,112	12,110	+985	+4,447	–2,110

(P)=Projection

-S2-

Canon Inc.

4. SALES COMPOSITION BY PRODUCT
	2007			2006
	1st quarter	2nd quarter (P)	Year (P)	1st quarter	2nd quarter	Year

Office imaging products
Monochrome copying machines	48%	49%	47%	53%	53%	52%
Color copying machines	35%	34%	35%	30%	30%	31%
Others	17%	17%	18%	17%	17%	17%

Computer peripherals
Laser beam printers	77%	73%	73%	75%	74%	73%
Inkjet printers	22%	26%	26%	24%	25%	26%
(includes inkjet MFPs)
Others	1%	1%	1%	1%	1%	1%

Business information products
Personal computers	63%	64%	64%	68%	63%	64%
Others	37%	36%	36%	32%	37%	36%

Cameras
Film cameras / Lenses	17%	15%	15%	16%	16%	15%
Digital cameras	75%	76%	76%	73%	74%	75%
Video cameras	8%	9%	9%	11%	10%	10%

Optical and other products
Semiconductor production equipment	51%	44%	50%	52%	52%	52%
Others	49%	56%	50%	48%	48%	48%

(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2007
	1st quarter	2nd quarter (P)	Year (P)

Business machines
Japan	–0.3%	—	—
Overseas	+11.9%	—	—

Total	+9.1%	+6.8%	+7.5%

Cameras
Japan	+42.6%	—	—
Overseas	+5.5%	—	—

Total	+10.9%	+4.7%	+7.1%

Optical and other products
Japan	+19.0%	—	—
Overseas	–11.0%	—	—

Total	+0.6%	–1.4%	+3.2%

Total
Japan	+8.8%	+5.9%	+6.9%
Overseas	+8.5%	+5.2%	+7.0%
Americas	+5.5%	+3.4%	+3.5%
Europe	+10.0%	+8.6%	+9.6%
Other areas	+11.5%	+1.6%	+8.7%

Total	+8.5%	+5.4%	+7.0%

(P)=Projection

*	With regard to projected net sales, due to the difficulty involved in providing detailed breakdowns by product within each region,

Canon discloses projected net sales totals by product segment and by region.

-S3-

Canon Inc.

6. P&L SUMMARY (2nd Quarter 2007/Projection)			(Millions of yen)
	2007	2006	Change year over year
	2nd quarter (P)	2nd quarter
Net sales	1,120,207	1,028,983	+8.9%
Operating profit	184,597	168,342	+9.7%
Income before income taxes and minority interests	192,156	171,454	+12.1%
Net income	118,750	105,905	+12.1%
(P)=Projection

7. PROFITABILITY
	2007		2006
	1st quarter	Year (P)	1st quarter	Year
ROE	17.8%	16.3%	16.5%	16.3%
ROA	11.9%	10.8%	10.8%	10.6%
(P)=Projection

8. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates					(Yen)
	2007			2006
	1st quarter	2nd-4th quarter (P)	Year (P)	1st quarter	Year
Yen/US$	119.33	117.00	117.55	116.96	116.43
Yen/Euro	156.45	155.00	155.33	140.71	146.51
(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)
	2007
	1st quarter	Year (P)
US$	+9.8	+17.0
Euro	+24.7	+65.0
Other currencies	+1.6	+6.4

Total	+36.1	+88.4

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2007
	2nd-4th quarter (P)

On sales
US$	11.3
Euro	5.7

On operating profit
US$	6.1
Euro	4.3
(P)=Projection

9. STATEMENTS OF CASH FLOWS			(Millions of yen)
	2007		2006
	1st quarter	Year (P)	1st quarter	Year

Net cash provided by operating activities
Net income	131,250	505,000	108,269	455,325
Depreciation and amortization	64,433	295,000	53,331	262,294
Other, net	–42,873	–35,900	–46,701	–22,378

Total	152,810	764,100	114,899	695,241

Net cash used in investing activities	–124,193	–490,000	–124,059	–460,805

Free cash flow	28,617	274,100	–9,160	234,436

Net cash used in financing activities	–269,594	–344,700	–56,434	–107,487

Effect of exchange rate changes on cash and cash equivalents	323	–4,400	–1,992	23,724

Net change in cash and cash equivalents	–240,654	–75,000	–67,586	150,673

Cash and cash equivalents at end of period	914,972	1,080,600	937,367	1,155,626

(P)=Projection

-S4-

Canon Inc.

10. R&D EXPENSES				(Millions of yen)
	2007		2006
	1st quarter	Year (P)	1st quarter	Year
Business machines	24,136	—	25,321	113,770
Cameras	11,260	—	9,962	41,122
Optical and other products	37,534	—	31,867	153,415

Total	72,930	360,000	67,150	308,307

% of sales	7.0%	7.9%	7.3%	7.4%
(P)=Projection

11. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION				(Millions of yen)
	2007		2006
	1st quarter	Year (P)	1st quarter	Year
Capital expenditure	93,652	470,000	72,552	379,657
Depreciation and amortization	64,433	295,000	53,331	262,294
(P)=Projection

12. INVENTORIES

(1) Inventories			(Millions of yen)
	2007	2006	Difference
	Mar.31	Dec.31
Business machines	293,589	288,815	+4,774
Cameras	99,293	87,515	+11,778
Optical and other products	162,402	162,727	–325

Total	555,284	539,057	+16,227

(2) Inventories/Sales*			(Days)
	2007	2006	Difference
	Mar.31	Dec.31
Business machines	36	38	–2
Cameras	32	27	+5
Optical and other products	143	136	+7

Total	45	45	0

*	Index based on the previous six months sales.
13.  DEBT RATIO

	2007	2006	Difference
	Mar.31	Dec.31
Total debt / Total assets	0.7%	0.7%	0.0%

14. OVERSEAS PRODUCTION RATIO
	2007	2006
	1st quarter	Year
Overseas production ratio	41%	39%

15. NUMBER OF EMPLOYEES
	2007	2006	Difference
	Mar.31	Dec.31
Japan	50,880	50,753	+127
Overseas	70,096	67,746	+2,350

Total	120,976	118,499	+2,477

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